Exhibit 15.1
[Deloitte Touche Tohmatsu CPA Ltd. Letterhead]
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-125174 on Form S-8 of our report dated June 25, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- An Interpretation of FASB Statement No. 109”, effective on January 1, 2007), relating to the consolidated financial statements and the related financial statement schedule of Hurray! Holding Co., Ltd and its subsidiaries and variable interest entities (the “Company”), appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2008.
Deloitte Touche Tohmatsu CPA Ltd.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
June 25, 2009